Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

NOTICE TO STOCKHOLDERS

Itaú Unibanco Holding S.A. (“Company”) announces to its stockholders, in complement to the Notice to Stockholders disclosed on November 1, 2018, that the fractions of shares arising from the stock split in 50% approved at the Extraordinary General Meeting held on July 27, 2018, were grouped in whole numbers and sold on the B3 S.A – Brasil, Bolsa, Balcão at an auction held on January 11, 2019.

At this auction, 18,813 book-entry shares, with no par value were sold, 4,498 of which are common shares and 14,315 are preferred shares, for the net price of R$ 32.082596710 for each common shares and of R$ 37.539689836 for each preferred share.

This amount will be available on January 24, 2019 to those stockholders entitled to its receipt as follows:

a)	To the stockholders who are registered on the Company’s books:

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who have their reference file updated, the amount will be directly credited by Itaú Corretora de Valores S.A., which is the institution responsible for bookkeeping the Company’s shares, in the current account of the financial institution indicated in the stockholder’s file;

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stockholders who do not have their data or current account information on file or updated, must proceed to an Itaú branch of their preference to update their reference file, bearing their Individual Taxpayers’ Registry card (CPF), their Brazilian Identity card (RG), a proof of address and a proof of bank domicile; and

b)

To the remaining stockholders, the payment will be made directly to B3 S.A – Brasil, Bolsa, Balcão, which will transfer the amounts to the stockholders registered on its files by means of their Custody Agents.

São Paulo (SP), January 21, 2019.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Head of Investor Relations

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